July 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracie Mariner
Jenn Do

Re:	Can-Fite BioPharma Ltd. Form 20-F for Fiscal Year Ended December 31, 2024 File No. 001-36203

Dear Ms. Mariner and Ms. Do:

On behalf of Can-Fite BioPharma Ltd. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 17, 2025, relating to the above referenced Annual Report on Form 20-F (File No. 001-36203) filed by the Company on April 14, 2025 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024

Operating and Financial Review and Prospects

Research and Development, page 97

1. We note from your pipeline chart, on page 47, that Piclidenoson and Namodenoson are each in clinical development for two or more indications. In future filings, please provide revised disclosure in your table of gross direct project costs to include, during each year presented, the costs incurred for each of your main projects by indication. If you do not track your research and development costs by indication, disclose that fact, and explain why not. Include draft disclosure with your response.

Response: In response to the Staff’s comment, the Company confirms that, in future filings, it will provide revised disclosure in its table of gross direct project costs to include, during each year presented, the costs incurred for each of its main projects by indication. A draft of the revised pipeline chart that the Company plans to include in future filings is set forth below.

	($ in thousands)			[Interim Period to be	Costs Since
	Year Ended December 31,			Included	Project
	2022	2023	2024	if Applicable]	Inception

Piclidenoson
- Psoriasis	2,354	1,444	550
- Lowe syndrome	-	-	-
- Dogs osteoarthritis	-	-	-
- Pre clinical & API	436	27	10
	2,790	1,471	560
Namodenoson
- Liver cancer	1,274	1,755	1,990
- Pancreatic cancer	-	-	169
- MASH	827	1,225	1,230
- Pre clinical & API	1,282	9	-
	3,883	2,989	3,389
CF602 (erectile dysfunction)	6	-	-
Other projects	-	-	-
Total gross direct project costs (1)	6,179	4,460	3,949

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

Please contact me at +972 39241114 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Form 20-F.

Sincerely,

/s/ Motti Farbstein
Chief Executive Officer and Chief Financial Officer